Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as
amended

Subject Company: AdvancePCS
Subject Company Commission File No.: 000-21447

On October 29, 2003, Caremark Rx, Inc. and AdvancePCS made available the following materials relating to the proposed business combination:

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

Forward Looking Statements

Certain statements contained in this presentation constitute forward-looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger and expected synergies, and anticipated future financial and operating performance and results. As such, they involve risks and uncertainties. A discussion of a number of important factors and assumptions regarding these statements and risks involved is contained in the Company’s most recent filings with the Securities and Exchange Commission. These risks, as well as risks associated with the contemplated acquisition of AdvancePCS, are also more fully described in the section entitled “Risk Factors” contained in the Company’s Registration Statement on Form S-4 which was filed with the Securities and Exchange Commission on October 6, 2003.

This presentation includes certain non-GAAP financial measures as defined under SEC rules. We have elected, in reliance on the provision of Regulation G pertaining to the use of such measures in connection with proposed business combinations, to not provide reconciliations of these non-GAAP financial measures to the most directly comparable measure computed and presented in accordance with GAAP. Applicable slides are footnoted.

Agenda

•                  Introduction

•                  Merger Overview

•                  Transaction Terms

•                  Timetable Update

•                  Combination Benefits

•                  AdvancePCS Recent Financial Performance

•                  Caremark Rx Recent Financial Performance

•                  Q&A

Merger Overview

Key Transaction Terms

Per share consideration:	Value equivalent to 2.15 Caremark shares per AdvancePCS share

Consideration mix:	90% stock / 10% cash

Transaction structure:	Tax-free reorganization, excluding cash component

Conditions to closing:	• Caremark and AdvancePCS stockholder approval
• Customary regulatory approvals and closing conditions

Timing:	2004

Pro forma ownership:(1)	58% Caremark / 42% AdvancePCS

(1)  Based on estimated pro forma shares outstanding of 471.7 million

Merger Timing Update

•	September 2, 2003:	Caremark/AdvancePCS Merger Announced

•	September 10, 2003:	Initial HSR Filing Made

•	October 6, 2003:	Joint Proxy/Form S-4 Filed with SEC

•	October 10, 2003:	Caremark and AdvancePCS receive requests for additional information from FTC

Strategic Benefits

[LOGO]

[LOGO]

•                  Enhanced provider of health management solutions

•                  Highly complementary businesses

•                  Increased customer diversity

•                  Recognized expertise in mail service and retail programs

•                  Broader specialty programs

•                  Comprehensive disease management solutions

•                  Expertise in driving preference for mail service and generic substitution

•                  “Best-in-class” customer service

•                  Strong financial profile

•                  Significant growth opportunities

Complementary Customer Mix

Caremark will apply best practices from both organizations to focus on the particular needs of clients within each client segment

Caremark

[CHART]

AdvancePCS(1)

[CHART]

Combined(1)

[CHART]

(1) Excludes AdvancePCS cash card and rebate utility scripts

Note:  Based on adjusted scripts for quarter ending March 31, 2003

Enhanced Customer Value

Expanded size and scope expected to provide enhanced value for clients

•                  Caremark will be in a position to offer enhanced value for clients as a large, diversified, independent PBM

•                  Combined companies processed over 600 million prescriptions in the twelve months ended September 30, 2003 and serve approximately 70 million lives (1)

•                  Increased ability to help clients manage drug spend through cross-selling innovative techniques and broad program offerings

•                  Clinical programs

•                  Specialty pharmacy services

•                  Disease management

•                  Continue to strengthen a “best in class” customer service organization

•                  Dedicated, strong account services leaders and teams will remain intact

(1) Excludes AdvancePCS cash card and rebate utility

Broader Choice and Convenience for Customers

[GRAPHIC]

Note:                   Blue symbol represents AdvancePCS facility

Red symbol represents Caremark facility

Premier Specialty Programs

[LOGO]

•                  25 years of experience

•                  Key therapies:

•                  Hemophilia

•                  Growth Hormone

•                  Multiple Sclerosis

•                  Hepatitis C

•                  RSV

[LOGO]

•                  TheraCom key therapies:

•                  Pulmonary hypertension

•                  Gaucher disease

•                  Fabry disease

•                  Hurler’s syndrome

•                  Multiple Sclerosis

•                  Expanded specialty product line

•                  Access to large managed care client base for pull through of specialty products

Complementary Disease Management

[LOGO]

•                  CarePatterns Programs:

•                  Asthma *

•                  Pediatric Asthma

•                  CAD *

•                  CHF *

•                  COPD

•                  Diabetes *

•                  Ulcer

•                  Hemophilia

•                  Accordant Health:

•                  Seizures*

•                  RA*

•                  Parkinson’s*

•                  Scleroderma*

•                  Hemophilia*

•                  Sickle cell anemia*

•                  Systemic lupus*

•                  ALS*

•                  Dermatomyositis*

•                  Cystic fibrosis*

•                  Gaucher*

•                  Multiple Sclerosis*

•                  Polymyositis*

•                  CIDP*

•                  Myasthenia gravis*

Combining AdvancePCS’ focus on rare diseases with Caremark’s focus on high frequency, chronic conditions creates a comprehensive set of disease management solutions to benefit the customer

* NCQA Accreditation

Enhanced Mail Order Opportunity

•                  Transaction expected to expand opportunities for further penetration of mail order services

•                  Increases safety, compliance and convenience

•                  Provides savings for clients and members

•                  Consistent technology in each company’s state of the art mail facilities

Mail Penetration Rates(1),(2)

[CHART]

(1)                                  Caremark and AdvancePCS company reports

(2)                                 Mail Penetration is defined as mail scripts processed divided by mail scripts processed plus retail scripts processed.  Mail scripts are multiplied by three in this analysis to put them on an equivalent basis with retail scripts processed.

Overview of Expected Financial Benefits

•                  Expected to be accretive to Caremark Rx EPS in the near term

•                  $125 million in expected synergies in first year following closing with a majority coming through purchasing efficiencies

•                  The combined company is anticipated to have a strong balance sheet with favorable leverage levels and positive credit outlook

Note: Slide contains Non-GAAP financial measure(s).  See supplemental information at www.caremarkrx.com/investor

Transaction Summary

•                  Enhanced provider of health management solutions

•                  Highly complementary businesses

•                  Increased customer diversity with over 600 million prescriptions in the twelve months ended September 30, 2003

•                  Expanded distribution strengths

•                  Broader specialty pharmaceutical and disease management programs

•                  Expanded mail order platform

•                  Strong financial profile and expected to be accretive to earnings in the near term

•                  Significant growth opportunities

AdvancePCS

Financial Overview

Quarter Ended September 30, 2003

AdvancePCS Strong Financial Performance

Three Months Ended September 30

($ Millions)	2003	2002	% Chg

Earnings	$51.3	$42.2	21.6%

EPS	$0.52	$0.43	20.9%

EBITDA	$106.6	$91.0	17.1%

EBITDA/Adjusted Claim	$0.81	$0.69	17.4%

Excluding Merger-related Charges*:

Earnings	$53.3	$42.2	26.3%

EPS	$0.54	$0.43	25.6%

EBITDA	$110.0	$91.0	20.9%

EBITDA/Adjusted Claim	$0.84	$0.69	21.7%

* ADVP incurred $3.4MM ($2.0MM, net of taxes) in merger-related charges associated with preparing for the CMX combination.

Note: Slide contains Non-GAAP Financial Measure(s)

AdvancePCS

EBITDA & EBITDA per Claim*

($ millions)

[CHART]

* EBITDA per claim based on adjusted claims: pharmacy network claims plus mail claims multiplied by 3, as mail claims typically represent a 3-month supply

Cash Flow from Operations

($ millions)

[CHART]

Source: As reported for fiscal years ended March 31 and period ended September 30, 2003.

Debt and Debt/EBITDA*

($ millions)

[CHART]

* EBITDA based on quarterly reported data annualized (current period multiplied by four).

Slide contains Non-GAAP Financial Measure(s)

AdvancePCS FY2004 Guidance

Estimated EPS	$2.13 - $2.17

EPS growth based on guidance	25% - 27%

Caremark Rx

Financial Overview

Quarter Ended September 30, 2003

Caremark Strong Financial Performance
Three Months Ended September 30

($ Millions)	2003	2002	% Chg

Net Revenues	$2,256.8	$1,713.4	31.7%

EBITDA	$150.5	$108.1	39.2%

Income-Cont Operations	$76.8	$53.2	44.5%

EPS – Cont Oper (40% T.R.)	$.29	$.20	45.0%

Operating Cash Flow	$164.9	$121.0	36.3%

EBITDA/Adjusted Script	$3.73	$3.32	12.3%

Slide contains Non-GAAP Financial Measure(s)

Consistent EBITDA Growth

EBITDA & EBITDA per Claim*

($ millions)

[CHART]

* EBITDA per claim based on adjusted claims: pharmacy network claims plus mail claims multiplied by 3, as mail claims typically represent a 3-month supply. Slide contains Non-GAAP Financial Measure(s).

Strong Cash Flow

Cash Flow from Continuing Operations

($ millions)

[CHART]

Slide contains Non-GAAP Financial Measure(s)

Strong Cash Flow has Reduced Leverage

Caremark Balance Sheet is Flexible

[CHART]

Net Debt Includes Trade Receivables Sales Facility

Slide contains Non-GAAP Financial Measure(s)

Caremark Q42003 Guidance

Revenue Growth:	Approx 30%

EPS:	$.31*

* Tax Rate = 40%. Excludes AdvancePCS integration planning expenses and corporate relocation expenses of approximately $4 million.

Strategic Summary

Caremark, AdvancePCS and other PBMs play a vital role in the U.S. healthcare system by providing innovative pharmaceutical care programs that enhance the quality of life and health for consumers, while reducing cost. PBMs drive down pharmaceutical costs by employing sophisticated clinical programs, obtaining volume discounts and promoting the use of less expensive generic drugs, thereby passing the savings onto plan participants. By offering both retail and mail order services, plan participants also enjoy greater convenience and flexibility in meeting their pharmacy needs. The value, benefit, convenience and cost savings that PBMs provide have accounted for strong demand for their services.

Additional Information

Caremark has filed with the S.E.C. a registration statement on Form S-4 that includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the S.E.C. at the S.E.C.’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx’s 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS’s fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.